Filed pursuant to Rule 424(b)(3)

Registration No. 333-236563

SUPPLEMENT NO. 1

(to Registration Statement Under the Securities Act of 1933)

INVESTVIEW, INC.

This Supplement No. 1 to the Registration Statement of Investview, Inc. (“Investview,” “we,” “our” or “us”) dated March 3, 2020 (the “Original Registration Statement”) for the offering of 2,000,000 Units, each Unit consisting of: (i) one share of 13% Series B Preferred, having a Stated Value of $25; and (ii) five Warrants each exercisable to purchase one share of our Common Stock at an exercise price of $0.10, and each Unit selling at $25.00/Unit (the “Offering”) is being filed solely for the purpose of stating that Offering had been open-ended without a termination date but is now closed and no more Units are being offered. The last sale of a Unit was made on June 22, 2021.

As a result of the change the Offering is closed and we wish to disclose the sales of Units made pursuant to the Offering herein (the “Closing Numbers”).

TOTAL UNITS SOLD	252,192
Units Sold For Debt	49,418
Units Sold For Related Party Debt	2,000
Units Sold For Cash	176,082
Units Sold for BTC	24,692

Other than as set forth in this supplement, the information contained in the Original Registration Statement, including the Risk Factors and the time frame purchasers have to exercise their Warrants described therein, remain unchanged.

The date of this supplement is August 17, 2021